

Mail Stop 4561

January 28, 2016

Mark Tisdel
Chief Financial Officer
Model N, Inc.
1600 Seaport Boulevard, Suite 400
Pacific Shores Center – Building 6
Redwood City, CA 94063

> **Re: Model N, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed November 23, 2015**
> **File No. 001-35840**

Dear Mr. Tisdel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 37

1.   Please tell us when you invoice your customers for your SaaS arrangements (i.e., up-front, monthly, quarterly, etc.) and clarify whether the deferred revenue balance represents all unearned revenue due from these arrangements. To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company´s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K. In addition, considering the shift in your business to a recurring revenue model, to the extent that revenues recognized from such arrangements are expected to have a significant impact on the variability of

your results, tell us your consideration to discuss and analyze changes in your backlog/bookings as part of your MD&A disclosures.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Estimates

Revenue Recognition, page 59

2.   We note that you have stand-alone value for implementation services for some SaaS arrangements but not all. Please explain the difference between complex and non-complex implementation services and tell us how you determined that stand-alone value exists for arrangements with non-complex implementation services but not those with complex services. Refer to ASC 605-25-25-5.

3.   We note that for SaaS arrangements with complex implementation services, revenue is recognized ratably over the longer of the initial contractual period or estimated customer life. Given the increasing shift toward a SaaS revenue model, please tell us whether you considered disclosing the typical initial contractual term and the estimated customer relationship life for these arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services